SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

UNI 08029746
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65216

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTN Midwest Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 East Ninth Street, Suite 3232
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sal Raffa (216) 592-1821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AB 3/13

KPMG

FTN MIDWEST SECURITIES CORP AND SUBSIDIARY

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Consolidated Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

OATH OR AFFIRMATION

I, Sal Raffa, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of FTN Midwest Securities Corp, as of December 31, 2007, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

S. Raffa

Signature

Chief Financial Officer

Title

Leslie A. Beck

Notary Public

Exp. 05/23/2011

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

- X (a) Facing page
- X (b) Statement of Financial Condition
- (c) Statement of Income (Loss)
- (d) Statement of Changes in Financial Condition
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors and Stockholder
FTN Midwest Securities Corp:

We have audited the accompanying consolidated statement of financial condition of FTN Midwest Securities Corp and subsidiary (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of FTN Midwest Securities Corp and subsidiary as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 22, 2008

FTN MIDWEST SECURITIES CORP AND SUBSIDIARY
(A Wholly Owned Subsidiary of First Tennessee Bank
National Association)

Consolidated Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	1,655,113
Securities owned, at market value		33,399,396
Receivable from clearing organization, net		488,567
Deposit with clearing organizations		225,000
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization		1,325,441
Goodwill		17,644,533
Prepaid pension expenses		3,021,561
Other assets		690,996
Total assets	$	58,450,607
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued compensation and benefits	$	3,319,861
Accounts payable and accrued liabilities		1,274,639
Deferred tax liability		1,042,601
Securities sold, not yet purchased		6,033
Due to First Tennessee Bank National Association		1,119,778
Total liabilities		6,762,912
Stockholder's equity:		
Common stock, $0.001 par value 10,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		35,854,999
Accumulated other comprehensive loss		(421,906)
Retained earnings		16,254,592
Total stockholder's equity		51,687,695
	$	58,450,607

See accompanying notes to consolidated statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTN Midwest Securities Corp (the Company), a Delaware corporation, is a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), which is a wholly owned subsidiary of First Horizon National Corporation (FHN).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and NYSE Arca and with various state agencies. As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies.

On May 2, 2006, the Company created FTN Midwest Asset Management Corp (FTNMAM) as a wholly owned subsidiary of the Company. FTNMAM was formed for the purpose of providing investment advisory services. FTNMAM is a Registered Investment Advisor under the Investment Company Act of 1940.

The Company clears its securities transactions through Pershing LLC, an indirect subsidiary of The Bank of New York Company, Inc., on a fully disclosed basis.

(b) Goodwill

The Company accounts for goodwill under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Under the provisions of SFAS No. 142, goodwill is not subject to amortization. Rather, goodwill will be subject to an assessment for impairment using a fair-value-based test annually or more often if events or circumstances indicate that there may be impairment. The Company's impairment evaluation at December 31, 2007 indicated that none of the Company's goodwill was impaired.

(c) Securities Transactions

Securities transactions are recorded on trade date, as if they had settled, and are valued at market value using quoted market prices as determined through third-party pricing services. Trading securities owned are valued at current fair values.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of leasehold improvements, office furniture and fixtures, computer equipment, software, and other electronic data processing equipment. Depreciation for furniture, fixtures, and equipment is computed over estimated useful lives of three to eight years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using the straight-line method.

(Continued)

(e) Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

(f) Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(g) Share-Based Payment

The Company adopted SFAS No. 123 (revised 2004), *Share-Based Payments* (SFAS 123(R)), as of January 1, 2006. SFAS No. 123(R) requires recognition of expense over the requisite service period for awards of share-based compensation to employees. The grant date fair value of an award will be used to measure the compensation expense to be recognized over the life of the award. For unvested awards granted prior to the adoption of SFAS No. 123(R), the fair values utilized equal the values developed in preparation of the disclosures required under the original SFAS No. 123. Compensation expense recognized after adoption of SFAS No. 123(R) incorporates an estimate of awards expected to ultimately vest, which requires estimation of forfeitures as well as projections related to the satisfaction of performance conditions that determine vesting. As permitted by SFAS No. 123(R), the Company retroactively applied the provisions of SFAS No. 123(R) to its prior period financial statements.

(h) Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans

Effective January 1, 2007, FHN elected early adoption of the final provisions of Statement of Financial Accounting Standards No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)*" (SFAS No. 158), which required that the annual measurement date of a plan's assets and liabilities be as of the date of the financial statements. Effective December 31, 2006, FHN adopted the provisions of SFAS No. 158 related to the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statement of condition. SFAS No. 158 does not change measurement or recognition requirements for periodic pension and postretirement costs. SFAS No. 158 also provides that changes in the funded status of a defined benefit postretirement plan should be recognized in the year such changes occur through comprehensive income. Additionally, SFAS No. 158 requires that the annual measurement date of a plan's assets and liabilities be as of the date of the financial statements. Upon adoption of SFAS No. 158, unrecognized transition asset obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits were recognized as a component of accumulated other comprehensive income. See note 4 for additional information.

(i) ***Principles of Consolidation***

The consolidated financial statements include the accounts, after all intercompany eliminations, of FTN Midwest and its wholly owned subsidiary, FTNMAM.

(j) ***Other***

The Company's financial instruments are either carried at fair value or are considered to be stated at fair value due to their short-term nature.

(k) ***Accounting for Uncertainty in Income Taxes***

On January 1, 2007, FTN Midwest adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the classification and disclosure of uncertain tax positions in the financial statements. Adoption of FIN 48 requires a cumulative effect adjustment to the beginning balance of retained earnings for differences between the tax benefits recognized in the statements of condition prior to the adoption of FIN 48 and the amounts reported after adoption. The adoption of FIN 48 did not require an adjustment to the beginning balance of retained earnings as FTN Midwest did not have any uncertain tax positions at the time of adoption.

(l) ***Accounting Changes Issued but Not Currently Effective***

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159), which allows an irrevocable election to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with unrealized gains and losses recognized currently in earnings. Under SFAS No. 159, the fair value option may only be elected at the time of initial recognition of a financial asset or financial liability or upon the occurrence of certain specified events. Additionally, SFAS No. 159 provides that application of the fair value option must be based on the fair value of an entire financial asset or financial liability and not selected risks inherent in those assets or liabilities. SFAS No. 159 requires that assets and liabilities which are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities which are measured using another measurement attribute. SFAS No. 159 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. SFAS No. 159 is effective prospectively for fiscal years beginning after November 15, 2007. The Company is currently assessing the impacts of adopting SFAS No. 159 but does not expect it to be material to its financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157), which establishes a hierarchy to be used in performing measurements of fair value. SFAS No. 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first

(Continued)

reference available market data before using internally developed assumptions. Additionally, SFAS No. 157 provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. SFAS No. 157 is effective prospectively for fiscal years beginning after November 15, 2007, for financial assets and liabilities as well as non-financial assets and liabilities which are remeasured at least annually. Upon adoption, the Company does not expect a material impact to its consolidated statement of financial condition.

(2) Intangible Asset

As a result of the business combination with Alterity Partners (Alterity) in 2004, the Company entered into three employment agreements with the primary owners of Alterity who became employees of the Company. The agreements were individually for three, four, and four years and amortized on a straight-line basis. As of December 31, 2007, all of the selling members of Alterity were no longer employed by the Company and the entire value of the noncompete agreements had been amortized.

The Company has accounted for the Alterity acquisition under the purchase method of accounting and therefore the assets acquired and the liabilities assumed of Alterity were recorded at their respective values as of the date of the business combination. An intangible asset of $1.7 million was recorded for transactions in process. The transactions in process are amortized based on when the economic benefits (cash flows) are consumed or otherwise used up, which is when the specific transaction closes or it is determined that the transaction will not close. Transactions in process have been fully amortized.

(3) Income Taxes

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FHN, with whom it files a consolidated federal tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes as if the Company filed on a separate return basis. The Company computes state taxes at the applicable state tax rate and remits payment directly to the applicable state authority or FHN where the Company is included in consolidated state returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing enacted tax laws and rates. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group. As of December 31, 2007, the Company had deferred tax liabilities of $1,042,601. Significant deferred balances are attributable to goodwill, prepaid pension, and stock option expense.

The Company pays franchise taxes for the State of Ohio.

(4) Transactions with Related Parties

FTBNA and FHN provide the Company certain accounting, administrative, audit, and legal functions. In addition, the Company leases office space and furniture and fixtures from FTBNA under a similar agreement.

The Company's cash is held in a noninterest-bearing checking account with FTBNA.

(Continued)

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FHN, including a defined benefit pension plan, a contributory savings plan and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FTBNA or FHN pension and postretirement calculations and is therefore not available. As a result of adopting the measurement date provisions of SFAS No. 158, total equity was increased by $205,935 in 2007.

The Company has a discretionary incentive plan to make payments to certain members of management that is based on the performance of the Company. Such payments are calculated as a percentage of the Company's adjusted net earnings for the year. As of December 31, 2007, there were no payments due under this incentive plan.

FHN issues nonqualified stock options and restricted stock to employees under various plans, which provide for the issuance of FHN common stock at a price equal to its fair market value at the date of grant. All options and restricted stock vest within 3 to 4 years and expire 10 years from the date of the grant.

The transactions with FTBNA and affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(5) Fair Value of Financial Instruments

Financial instruments included in the Company's consolidated statement of financial condition consist of cash, trading securities, and securities sold, not yet purchased. Securities owned and securities sold, not yet purchased, are accounted for at fair value. As of December 31, 2007, securities owned totaled $33,399,396, which consisted of equity, and other securities of $4,366,679 and a money market mutual fund of $29,032,717. Securities sold, not yet purchased, totaled $6,033, consisting of various equity securities.

(6) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2007:

Furniture and equipment	$	1,014,587
Communications and computer equipment		1,174,061
Leasehold improvements and other fixed assets		1,756,900
		3,945,548
Less accumulated depreciation and amortization		(2,620,107)
	$	1,325,441

(7) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements, as defined, plus additional amounts required for brokers and dealers engaged in market making activities limited to net capital requirements of $1,000,000. At December 31, 2007, the Company's net capital, as defined, totaled $27,242,789, which was $26,267,289, greater than the required net capital of $975,500 for December 31, 2007.

The Company claims exemption from Rule 15c3-3 under Paragraph (K)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(8) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the consolidated statements of financial condition as of December 31, 2007, related to these indemnifications.

The Company introduces certain of its customer transactions to a clearing broker, Pershing LLC, an indirect owned subsidiary of The Bank of New York Company, Inc., with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify Pershing for losses that Pershing may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2007, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims in the normal course of business, as well as examination by regulatory agencies. As of December 31, 2007, there are no outstanding claims that are expected to result in an adverse material impact to the Company's statement of financial condition.

END